SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem Issues a Statement to the Market

São Paulo, Brazil, January 30, 2006 --- Braskem (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), the leader in the thermoplastic resins segment in Latin America and one of the three largest Brazilian privately-owned industrial companies, issues a statement today commenting on a news article published by the Agência Estado-Broadcast on January 26, 2006, which stated that: (i) “Braskem’s net revenue was about R$ 12 billion last year”; and that (ii) “net income in 2005 was “in line” with the net income posted in 2004”.

Braskem’s executive management has already reviewed the Company’s fiscal year 2005 figures which include net revenue of R$ 11.6 billion and net income in line with that registered in 2004, which was R$ 691 million.

As previously reported, Braskem is scheduled to publish its complete fiscal year 2005 financial results on February 8, 2006, prior to the opening of the market. Subsequently, Braskem's executive management will participate in conference calls on February 10, 2006: the local conference call is scheduled to begin at 10:00 a.m.; the international conference call is scheduled to begin at noon (12 p.m.), in each case Brasília standard time (7:00 a.m. and 9:00 a.m. EST, respectively).

BOVESPA: BRKM5 NYSE: BAK LATIBEX: XBRK www.braskem.com.br

Further information on the
Company’s website at
www.braskem.com.br or by
contacting the IR Team:

Contacts

José Marcos Treiger
Investor Relations Officer
Phone: (55) (11) 3443 9529
jm.treiger@braskem.com.br

Luiz Henrique Valverde
IR Manager
Phone: (55) (11) 3443 9744
luiz.valverde@braskem.com.br

Luciana Paulo Ferreira
IR Manager
Phone: (55) (11) 3443 9178
luciana.ferreira@braskem.com.br

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America, and is among the three largest Brazilian-owned private industrial companies. The company operates 13 manufacturing plants located throughout Brazil, and has an annual production capacity of 5.8 million tons of resins and other petrochemical products.

FORWARD-LOOKING STATEMENT DISCLAIMER

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer